Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

AuRico Gold Inc.
320 Bay Street
Suite 1520
Toronto, Ontario
M5H 4A6 CANADA

Item 2	Date of Material Change

October 26, 2011

Item 3	News Release

An AuRico Gold Inc. press release was disseminated over Canada NewsWire on October 26, 2011.

Item 4	Summary of Material Change

AuRico Gold Completes Acquisition of Northgate Minerals Corporation

Item 5	Full Description of Material Change

AuRico Gold Inc. is pleased to announce that it has completed its acquisition of Northgate Minerals Corporation.

With the completion of this strategic acquisition, AuRico is now positioned as a leading intermediate gold producer with five operating mines and Young-Davidson targeting production at the end of Q1 2012. Ocampo and Young-Davidson alone have the potential to produce over 500,000 gold equivalent ounces at lowest quartile cash costs. With a strong balance sheet and a robust and growing cash flow profile, the new company will be led by an experienced management team with a proven track record of creating value for shareholders.

The acquisition was carried out by way of a plan of arrangement pursuant to the provisions of the Business Corporations Act (British Columbia) and was approved by the Supreme Court of British Columbia. Shareholders of both AuRico and Northgate voted overwhelmingly in favour to approve AuRico’s acquisition of Northgate at their respective special meetings of shareholders each held on October 24, 2011. Under the terms of the acquisition, AuRico, among other things, acquired all of the issued and outstanding common shares of Northgate on the basis of 0.365 of an AuRico common share for each common share of Northgate. In connection with the acquisition, AuRico will amalgamate with Northgate, and the shares of Northgate will be delisted from the TSX and NYSE Amex effective Wednesday, October 26, 2011.

AuRico’s lead financial advisor for the transaction was UBS Securities Canada Inc. and AuRico’s legal counsel was Fasken Martineau DuMoulin LLP. UBS Securities Canada Inc. provided a fairness opinion to the Board of Directors of AuRico.

Northgate’s lead financial advisor for the transaction was GMP Securities L.P., while Macquarie Capital Markets Canada Ltd. also provided a fairness opinion to the Special Committee and Board of Directors of Northgate. Northgate’s legal counsel is Torys LLP.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
AuRico Gold Inc.
Tel: (647) 260-8880

Item 9	Date of Report

October 26, 2011